                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                              BOSS HOLDINGS, INC.
           --------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                ----------------------------------------------
                        (Title of Class of Securities)


                                 1011B 10 1 7
                ----------------------------------------------
                                (CUSIP Number)

                            JAMES F. SANDERS, ESQ.
                        8235 FORSYTH BLVD., SUITE 400
                           CLAYTON, MISSOURI 63105
     --------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  8-7-2001
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

    Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 2 OF 7 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GINARRA PARTNERS, L.L.C.
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         WC
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             272,498
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         272,498
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         272,498
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [ ]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.08%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 3 OF 7 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GRAZIADIO FAMILY TRUST, U/D/T 10/13/75
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             403,519
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         403,519
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         403,519
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [ ]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.85%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         OO (TRUST)
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 4 OF 7 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G. LOUIS GRAZIADIO, III
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         PF
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             425,498
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         425,498
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         153,000
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [X]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.91%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------------------

    This statement is the twelfth amendment to a statement on Schedule 13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation ("Company"), by a group consisting of Ginarra Partners, L.L.C., a California limited liability company ("Ginarra Partners"), the Graziadio Family Trust, udt 10/13/75 (the "Trust"), and G. Louis Graziadio, III. This amendment amends Items 5 and 7 of Amendment No. 11 filed on June 19, 2001, by the Reporting Persons ("Amendment No. 11").

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amendment No. 11 is amended to read in its entirety as follows:

    (a) As of August 31, 2001, Ginarra Partners beneficially owned 272,498 shares (14.08%) of Common Stock, the Trust beneficially owned 403,519 shares (20.85%) of Common Stock, and Mr. Graziadio beneficially owned 153,000 shares (7.91%) of Common Stock (30,000 shares of which are deemed owned by him on account of currently exercisable stock options). The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on 1,934,904 shares of Common Stock represented to be outstanding as of July 31, 2001 by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Persons.

    (b) The responses of the Reporting Persons to Items 7 through 11 of the respective cover pages to this Amendment No. 12 which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. As a trustee of the Trust, Mr. Bardack is deemed to have the full authority and power to vote or direct the vote, and full authority and power to dispose or direct the disposition, of the 403,519 shares of Common Stock owned by the Trust. As the chief executive officer of Second Southern Corp., the manager of Ginarra Partners, Mr. Graziadio is deemed (subject to members' rights of approval) to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 272,498 shares of Common Stock owned by Ginarra Partners. Mr. Graziadio also has sole voting and investment power over the 153,000 shares of Common Stock which he owns individually.

    (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock, all of which, except as otherwise noted, took place on the open market:

                           Graziadio Family Trust
                           ----------------------
               Date                Amount               Price
               ----                ------               -----
               07/09/2001          24,500               2.10
               08/07/2001*        154,283               3.00
               08/28/2001           2,500               2.10
               08/28/2001*         79,283               3.00

*Privately negotiated block transaction with an individual shareholder, not through an exchange or other open market facility. The noted transactions were with different individuals.

                          Ginarra Partners, L.L.C.
                          ------------------------
               Date                Amount               Price
               ----                ------               -----
               08/13/2001           5,000               2.10


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

    (a)     Joint Filing Agreement (Exhibit II).


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2001     GINARRA PARTNERS, L.L.C.

                             By:     Second Southern Corp., manager


                                     By: /s/ G. Louis Graziadio, III
                                         ----------------------------------
                                            Name:  G. Louis Graziadio, III
                                            Title: Chief Executive Officer


Date: September 10, 2001     GRAZIADIO FAMILY TRUST, UDT 10/13/75


                             By: /s/ Phillip M. Bardack
                                 ------------------------------
                                     Name:  Phillip M. Bardack
                                     Title: Trustee


Date: September 10, 2001     G. LOUIS GRAZIADIO, III

                             /s/ G. Louis Graziadio, III
                             ----------------------------------

                                  EXHIBIT II
                                  ----------

                            JOINT FILING AGREEMENT

    The undersigned each hereby agree that the Amendment No. 12 to Schedule 13D filed herewith, relating to the Common Stock of Boss Holdings, Inc., is filed on behalf of each of the undersigned.

Date: September 10, 2001

                             GINARRA PARTNERS, L.L.C.

                             By:     Second Southern Corp., manager


                                     By: /s/ G. Louis Graziadio, III
                                         ----------------------------------
                                            Name:  G. Louis Graziadio, III
                                            Title: Chief Executive Officer


                             GRAZIADIO FAMILY TRUST, UDT 10/13/75


                             By: /s/ Phillip M. Bardack
                                 ------------------------------
                                     Name:  Phillip M. Bardack
                                     Title: Trustee


                             G. LOUIS GRAZIADIO, III

                             /s/ G. Louis Graziadio, III
                             ----------------------------------